

AVIDITI FINANCIAL, LLC

Financial Report
For the year ended December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

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SEC FILE NUMBER
8-70523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aviditi Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8117 Preston Road, Suite 450
(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracie E. O'Keefe	(732)_ 691-7010	tokeefe@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, L.L.P.
(Name – if individual, state last, first, and middle name)

24 Greenway Plaza, Ste 1800	Houston	TX	77046
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward R. Balsmann, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aviditi Financial, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARGARET VIRGINIA LEE
NOTARY PUBLIC
STATE OF TEXAS
ID 13243539-1
EXP. 04-13-2024

Signature:

Title: General Counsel

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements

    Statement of financial condition   1

    Notes to financial statements   2 - 5



Report of Independent Registered Public Accounting Firm

The Member
Aviditi Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aviditi Financial, LLC (the Company) as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Aviditi Financial, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2020.

Dallas, Texas
March 31, 2022

Weaver and Tidwell, L.L.P.
2300 North Field Street, Suite 1000 / Dallas, Texas 75201
Main: 972.490.1970

CPAs AND ADVISORS | WEAVER.COM

Aviditi Financial, LLC
Statement of Financial Condition

		December 31, 2021
ASSETS		
Cash	$	4,523,083
Accounts Receivable		16,589,737
Other Assets		94,375
TOTAL ASSETS	$	21,207,195
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Affiliate	$	2,455,966
Other Liabilities		322,318
TOTAL LIABILITIES		2,778,284
MEMBER'S EQUITY		18,428,911
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	21,207,195

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Business Description

Aviditi Financial, LLC (the Company) is a Texas limited liability company and a wholly-owned subsidiary of Aviditi Capital Advisors, LLC (the Member or the Parent). The Company was formed on August 26, 2019 and commenced operations on September 1, 2019. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company advises on mergers and acquisitions of private companies. The Company also advises on and/or participates in the structure and/or as a placement agent in private placements for private companies.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance to Footnote 74 of SEC Release 34-70073, as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. Accordingly, the Company is recognized by FINRA under the "Non-Covered Firm" provision and is not subject to the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain a Special Account for the Exclusive Benefit of Customers.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes cash on deposit with banks. The Company maintains its cash accounts with highly rated commercial banks. At times, cash balances may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. The Company does not expect any losses with respect to these counterparties.

Contract Balances
The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. Accounts receivable was $2,964,607 at the beginning of the year (Note 6. Prior Period Adjustment) and $16,589,737 at the end of the year. Contract liabilities totaled $250,000 at the beginning and end of the year and no amounts recognized as a liability on 1/1/2021 were recorded as revenue during the year ended December 31, 2021. This amount is included in other liabilities on the Statement of Financial Condition.

Note 2. Summary of Significant Accounting Policies – continued

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include Cash, Accounts Receivable, Other Assets, Due to Affiliate and Other Liabilities.

U.S.GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified based upon the observability of inputs used in the determination of fair value as follows:

Level I - Quoted prices are available in active markets for identical financial instruments at the reporting date.

Level II - Pricing inputs are those that are other than quoted market prices in active markets, which are either directly or indirectly observable at the reporting date.

Level III - Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument.

Accounts Receivable
Accounts Receivable includes Private Placement Fee receivables. Certain long-term receivables related to Private Placement Fees are paid in installments over a period of two to four years. The carrying value of such long-term receivables approximates fair value and is considered to be Level III instruments within the fair value hierarchy.

The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the life of a financial asset that is recorded at inception.

The need for an allowance for credit losses is assessed by estimating the probability of loss based on the Company's analysis of historical credit loss experience of its client receivables and taking into consideration current market conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company updates its average credit loss rates periodically and maintains an allowance review process to consider current factors that would require an adjustment to the credit loss allowance. In addition, the Company periodically performs a qualitative assessment to monitor risks associated with current and forecasted conditions that may require an adjustment to the expected credit loss rates. The Company did not carry an allowance for credit losses as of December 31, 2021.

Note 2. Summary of Significant Accounting Policies – continued

Income Taxes
Under the provisions of the Internal Revenue Code, the Company is treated as a division of the Member, which is a flow-through entity. As such, no federal income taxes have been provided for by the Company in the accompanying financial statements as the Company's taxable income or loss is included in the tax return of the Member.

The Company applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting and disclosure for uncertainty in tax positions. The Company analyzed its tax filing positions in the federal, state, and foreign tax jurisdictions where it is required to file income tax returns for all open tax years. Based on this review, no liabilities for uncertain income tax positions were required to be recorded pursuant to ASC 740. As of December 31, 2021, the Company did not have a liability recorded for payment of interest and penalties associated with uncertain tax positions.

Note 3. Significant Risk Factors

Credit Risk
Credit risk represents the potential loss that the Company would incur if customers failed to perform pursuant to the terms of their obligations to the Company. The Company minimizes its exposure to credit risk by conducting appropriate due diligence on customers prior to engaging and ongoing diligence on customer performance during and after transaction execution.

Indemnifications
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 12 to 1.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate debit balances, as defined. As of December 31, 2021, the Company had net capital of $1,744,799 which was $1,559,580 in excess of its required net capital of 6 2/3% of aggregate indebtedness. As of December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 1.59 to 1.

Note 5. Related-Party Transactions

The Company has an Administrative Services Agreement (the "Agreement") with the Parent. The Parent provides personnel, transaction support, referrals, accounting, legal, tax, compliance and related services to the Company, as needed. Where possible, the Agreement allows for expenses to be allocated on a specific identification basis and, in other cases, expenses are allocated by the Parent on a pro rata basis of headcount, usage or some other basis depending on the nature of the allocated cost. Both the Company and the Parent consider the basis on which the expenses are allocated to be a reasonable reflection of the utilization of services provided to the Company during the year. The allocations may not, however reflect the expense the Company would have incurred if the Company was independent of the Parent.

Receivables from and payables to the Parent are offset and the net amount receivable from and/or due to Parent is reported in the Statement of Financial Condition as there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Due to Affiliate as of December 31, 2021 includes amounts due to the Parent under the Agreement.

Note 6. Prior Period Adjustment

Subsequent to December 31, 2020 the Company discovered it had under-recorded accounts receivable, contract liabilities and revenue related to the year ended December 31, 2020 due to not recognizing certain contract liabilities and private placement fees in the correct period. After these adjustments were recorded, beginning accounts receivable increased by $2,964,607, beginning liabilities increased by $265,284 and beginning capital increased by $2,699,322 as a result of net income of the prior year being understated by this same amount. As of January 1, 2021, the Company had net capital of $178,482, which was $160,796 in excess of its required net capital of 6 2/3% of aggregate debt balances. The Company's ratio of aggregate indebtedness to net capital was 1.49 to 1 after taking into account the prior period adjustments.

Note 7. Concentrations

The Company had certain customers who individually represented 10% or more of the Company's total accounts receivable at December 31, 2021. Three customers represented approximately 76% of the Company's accounts receivable at December 31, 2021.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 31, 2022, the date the financial statements were issued, noting none.